tns

03032751

**BY COURIER**

9th October 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION
OCT 16 2003
181
WASH. D.C.

Dear Sir/Madam

**Taylor Nelson Sofres plc: file no. 82-4668v**

In accordance with the requirements of rule 12-g3-2b please find enclosed an announcement that was released to the London Stock Exchange regarding the appointment of Chief Operation Officer – David Lowden.

Yours faithfully

**Judith George**

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 10/23

F:\Users\CompanySecretarial 030201\ADR's\ltr 031009LSEannoucement.doc

For release at 10.30 | 9 October 2003

**Taylor Nelson Sofres plc**
**Appointment of Chief Operating Officer**

Taylor Nelson Sofres plc (TNS), a world leader in market information, is pleased to announce the appointment of David Lowden to the newly-established board position of Chief Operating Officer.

Mr Lowden joined TNS as Finance Director in 1999 and has made a significant contribution to the successful development of the group.

His appointment as the group's Chief Operating Officer is one of a number of changes being made to ensure that the company brings an appropriate level of management focus to its expanded activities, following the merger with NFO WorldGroup, Inc. in July this year. In his new role, Mr Lowden will progressively take on direct responsibility for the group's regional operations and the regional heads in the new structure will report to him.

The Board will now begin the recruitment process for a new Finance Director. Until an appointment is made, Mr Lowden will retain responsibility for the group's finance activities.

Commenting on the appointment, Chairman Tony Cowling said, "The Board is delighted that David has accepted this important new role within the enlarged group. He has made a valuable contribution to the company over the past four years by improving business and strategic planning processes, building the group's relationship with the investment community and integrating the many acquisitions made to build our global network and specialist sector capabilities. We will benefit greatly from David's considerable skills and experience, together with the knowledge of the group and our industry that he will bring to this key management position.

"As we continue to make rapid progress with the integration of NFO, and with the increased scope and complexity of our business, this appointment will free up more time for Mike Kirkham to concentrate on the strategic development of the enlarged group."

**For further information, please contact:**


| | |
|---|---|
| Mike Kirkham, Chief Executive | +44 (0)20 8967 4022 |
| David Lowden, COO and Finance Director | +44 (0)20 8967 4009 |
| Janis Parks, Head of Investor Relations | +44 (0)20 8967 1584 |
| Margaret George, Citigate Dewe Rogerson | +44 (0)20 7638 9571 |

**Email to:** janis.parks@tns-global.com


**Note to editors**

**David Lowden**

After graduating from the University of Strathclyde with a BA in Business and Administration, David Lowden qualified as a chartered accountant with Thomson McLintock (KPMG). David spent two years as a Treasury/Taxation Accountant with Norcros plc before moving to Federal Express Corporation in 1984, where he rose to the position of Vice President of International Finance – Europe, Africa and Near East. From 1992 to 1996 he was Senior Vice President and Chief Financial Officer, initially of Nielsen International and then of ACNielsen, one of the world's leading market information companies. For the two years prior to joining TNS he was Group Finance Director of Asprey & Garrard Limited. David was appointed Finance Director of TNS in February 1999.

**About TNS**

TNS is one of the world's leading market information groups. We provide market measurement, analysis and insight through our global network of operating companies in 70 countries. Working with national and multi-national organisations, we help our clients to develop effective business strategies and enhance relationships with their customers. In July 2003, the group completed the acquisition of NFO WorldGroup, Inc. Further information on TNS can be found on www.tns-global.com.